UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number:  000-26285

CUSIP Number:   12619C200

(Check one)

☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
☐ Form N-SAR	☐ Form N-CSR

For period ended September 30, 2012

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

☐ Transition Report on Form N-CSR

For the transition period ended ________________

Read Attached Instruction 9on back page) Before Preparing Form. Please Print or Type .

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full name of registrant	CNS Response, Inc.

Former name if applicable

Address of principal executive office ( Street and number )	85 Enterprise, Suite 410,

City, state and zip code	Aliso Viejo, California, 92656

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on of before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant's Form 10-K, for the fiscal year ended September 30, 2012, could not be filed within the prescribed time period because certain information and data necessary for the completion of the filing could not be obtained by Registrant within such time period without unreasonable effort or expense.

PART IV

OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification.

Paul Buck	(949)	420 4402
(Name)	(Area Code)	(Telephone Number)

(2)   Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes  ☐     No

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes  ☐     No

If so attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CNS Response, Inc.

(Name of Registrant as Specified in Charter)

Date: December 31, 2012	By:	/s/ Paul Buck
Name: Paul Buck
Title: Chief Financial Officer

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Instruction .. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute federal criminal violations ( see 18 U.S.C. 1001).

PART IV - OTHER INFORMATION

(3)  EXPLANATION OF ANTICIPATED CHANGE

For the year ended September 30, 2012, the Registrant expects to report a net loss of $3,368,100 as compared to a net loss of $8,866,600 for the same period in 2011.